SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           --------------------------

                            Apropos Technology, Inc.
                                (Name of Issuer)
                           --------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                           --------------------------
                                    038334108
                                 (Cusip Number)
                           --------------------------
                                  Neil Shafran
                          80 Tiverton Court, Suite 800
                        Markham, Ontario, Canada L3R 0G4
                                 (905) 946-3200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                                 Brian Hoffmann
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000
                           --------------------------

                               September 26, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of Pages 10

------------------------ -------------------------------- ----------------------
CUSIP No. 038334108                      13D                  Page 2 of 10 Pages
------------------------ -------------------------------- ----------------------
-------------- -----------------------------------------------------------------
     1. NAME OF REPORTING PERSON: Enghouse Systems Limited

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a)
                                                                             (b)
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     3. SEC USE ONLY

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     4. SOURCES OF FUNDS

               Not applicable.
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario, Canada
------------------------- ------- ----------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER
         UNITS
                                  0
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
                                  7,432,193
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING
                                  0
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                  0
------------------------- ------- ----------------------------------------------
-------------- -----------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,432,193
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               41.5%(1)
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     14. TYPE OF REPORTING PERSON

               CO
-------------- -----------------------------------------------------------------

(1) Based on 17,971,849 shares of common stock issued and outstanding as of September 23, 2005, as set forth in Section 3.2(a)(ii) of the Merger Agreement (defined in Item 4 below).

------------------------ -------------------------------- ----------------------
CUSIP No. 038334108                      13D                  Page 3 of 10 Pages
------------------------ -------------------------------- ----------------------
------------ -------------------------------------------------------------------
    1. NAME OF REPORTING PERSON: Syntellect Inc.

             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a)
                                                                             (b)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3. SEC USE ONLY

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4. SOURCES OF FUNDS

             Not applicable.
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
             -------------------------------------------------------------------
------------------------- ------- ----------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER
         UNITS
                                  0
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
                                  7,432,193
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING
                                  0
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                  0
------------------------- ------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,432,193
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.5%(1)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON

             CO
------------ -------------------------------------------------------------------

(1) Based on 17,971,849 shares of common stock issued and outstanding as of September 23, 2005, as set forth in Section 3.2(a)(ii) of the Merger Agreement (defined in Item 4 below).

Item 1.   Security and Issuer.

     This Schedule 13D relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Apropos Technology, Inc., an Illinois corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Tower Lane, 28th Floor, Oakbrook Terrace, IL 60181.

Item 2.   Identity and Background.

     This Statement is being filed by Enghouse Systems Limited ("Enghouse") and Syntellect Inc. ("Syntellect"). Enghouse is an Ontario corporation with its principal business and office located at 80 Tiverton Court, 8th Floor, Markham, Ontario, Canada, L3R OG4. It is a leading global provider of enterprise software solutions serving a variety of distinct vertical markets. Syntellect is a Delaware corporation with its principal business and office located at 16610 N. Black Canyon Highway, Suite 100, Phoenix, Arizona, 85053. Syntellect is a
direct, wholly-owned subsidiary of Enghouse. It is a global leader in speech-enabled customer, employee and supply-chain self-service software solutions.

     The name, citizenship, business address and principal occupation or employment (and address thereof) for each of the directors and executive officers of Enghouse and Syntellect are set forth in Schedule I, which is incorporated herein by reference.

     None of Enghouse, Syntellect or, to the best knowledge of Enghouse and Syntellect, any of the persons listed in Schedule I hereto, has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Syntellect has entered into Voting Agreements with certain holders of the Issuer's common stock, as described in more detail below. The Voting Agreements were entered into as a condition and inducement to Syntellect's willingness to enter into the Merger Agreement (as defined in Item 4 below), and Syntellect did not pay any additional consideration therefore.

Item 4.   Purpose of the Transaction.

     On September 26, 2005, the Issuer, Syntellect and Amelia Acquisition Corporation, an Illinois corporation and direct, wholly-owned subsidiary of Syntellect (the "Acquisition Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates, among other things, that the Acquisition Sub will be merged with and into the Issuer (the "Merger"), and that each outstanding Share (other than certain Shares described more fully in the Merger Agreement) will be converted into the right to receive $2.76 per Share in cash, without interest, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the Issuer's shareholders.

     In connection with the Merger Agreement, and as a condition and inducement to Syntellect's willingness to enter into the Merger Agreement, ARCH Venture Fund II, L.P., ARCH II Parallel Fund, L.P., ARCH Venture Fund III, L.P., Valor Capital Management LP, Patrick Brady, Catherine R. Brady and the Brady Family Limited Partnership (collectively, the "Shareholders") entered into Voting Agreements with Syntellect, each dated as of September 26, 2005 (collectively, the "Voting Agreements"), with respect to all Shares beneficially owned by each Shareholder (collectively, the "Subject Shares").

     Pursuant to the Voting Agreements, each of the Shareholders appointed certain designees as such Shareholder's proxy and attorney-in-fact, to vote the Subject Shares, or grant a consent or approval in respect of any such Shares, in the name, place and stead of the Shareholder, at any meeting of shareholders of the Issuer or at any adjournment thereof or in any other circumstances upon which the vote, consent or other approval of the Issuer's shareholders is sought. Under the terms of the Voting Agreements, each Shareholder affirmed that the proxy is coupled with an interest and (subject to the terms of the Voting Agreement) may under no circumstances be revoked, and agreed not to grant any subsequent proxies or powers of attorney with respect to the Subject Shares.

     Each Shareholder further agreed (i) to vote or cause to be voted the Subject Shares in favor of the approval of the Merger Agreement and the Merger and (ii) with respect to any Subject Shares, to vote or cause to be voted, the Subject Shares against any Alternative Transaction or Frustrating Transaction (each as defined in the Voting Agreement) (except for the Voting Agreement signed by Patrick Brady, Catherine R. Brady and the Brady Family Limited Partnership (the "Brady Voting Agreement"), which only refers to Alternative Transactions).

     Each Shareholder also agreed not to, except as otherwise provided in the Voting Agreement, directly or indirectly (i) sell, assign, transfer, encumber or dispose of any Subject Shares or enter into any contract or other understanding or arrangement with respect thereto (other than with or to Syntellect) or (ii) take any other action that would in any way restrict, limit or interfere with the performance of the Shareholder's obligations under the Voting Agreement. Each Shareholder (except those who signed the Brady Voting Agreement) further agreed that the Voting Agreement and each of the Shareholder's obligations thereunder attached to the Subject Shares and shall be binding upon any person or entity to which ownership of its Subject Shares may pass.

     The Voting Agreements (other than the Brady Voting Agreement) terminate on the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) an amendment to the Merger Agreement that reduces the merger consideration to which the Shareholder would otherwise have been entitled. The Brady Voting Agreement terminates upon the earlier of (i) October 10, 2005, if by such date the Issuer and Syntellect have not entered into the Merger Agreement, (ii) the effective time of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms or (iv) an amendment to the Merger Agreement that reduces the merger consideration to which the Shareholder would otherwise have been entitled

     The foregoing summary of the Merger Agreement and Voting Agreements in this
Item 4 is qualified in its entirety by reference to the Merger Agreement, attached as Exhibit 1 hereto, and the Voting Agreements, attached as Exhibits 2 and 3 hereto, and incorporated herein by reference.

     As provided in the Merger Agreement, (i) the articles of incorporation and by-laws of the Acquisition Sub in effect immediately prior to the Merger, will be the articles of incorporation and by-laws of the surviving corporation after the Merger until thereafter amended and (ii) the directors and officers of the Acquisition Sub immediately prior to the Merger will be the initial directors and officers of the Issuer after the Merger, each to hold office in accordance with the articles of incorporation and by-laws of the surviving corporation. If the transactions contemplated by the Merger Agreement are consummated, the Shares will be delisted from the Nasdaq National Market and will be deregistered under Section 12(g)(4) of the Securities Exchange Act of 1934.

     Except as indicated above, none of Enghouse, Syntellect or, to the knowledge of Enghouse or Syntellect, any person named in Item 2 has any plans or proposals that relate to or would relate or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Syntellect, pursuant to the Voting Agreements, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13-d-3 promulgated under the Securities Exchange Act of 1934, Syntellect may be deemed to beneficially own 7,432,193 Shares, representing 41.5% of the Shares as of September 23, 2005. Enghouse, as the sole shareholder of Syntellect, may be deemed to be the beneficial owner of the Shares deemed beneficially owned by Syntellect. Enghouse and Syntellect, and the other persons named in Item 2 hereof, disclaim beneficial ownership of such Shares.

     Enghouse and Syntellect have power to vote or to direct the voting of 7,432,193 Shares pursuant to the Voting Agreements as described in Item 4. Except as described in this Schedule 13D, to the knowledge of Enghouse and Syntellect, no person named in Item 2 beneficially owns any Shares.

         Except as described in Item 4, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Enghouse or Syntellect or, to the knowledge of Enghouse and Syntellect, the other persons named in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Copies of the  Merger  Agreement  and the  Voting  Agreements  are filed as
Exhibit 2.1 and Exhibits 99.2 and 99.3, respectively, to the Issuer's Form 8-K filed on September 27, 2005, and are incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

     Except as provided in the Merger Agreement and the Voting Agreements, or as otherwise described in this Statement, to the best knowledge of Enghouse and Syntellect, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of The Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

 Exhibit No.   Description

          1.* Agreement and Plan of Merger, dated September 26, 2005, by and among Syntellect Inc., Amelia Acquisition Corporation and Apropos Technology, Inc.

          2.*  Voting  Agreement,   dated  September  26,  2005,  by  and  among
               Syntellect, Patrick Brady, Catherine R. Brady and the Brady Family Limited Partnership.

          3.* Voting Agreement, dated September 26, 2005, by and among Syntellect, ARCH Venture Fund II, L.P., ARCH II Parallel Fund, L.P., ARCH Venture Fund III, L.P. and Valor Capital Management LP.

          * Incorporated herein by reference to the Form 8-K filed by the Issuer on September 27, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Dated: October 5, 2005

                            ENGHOUSE SYSTEMS LIMITED


                            By: /s/ Neil Shafran
                               -------------------------------------------------
                                 Name:  Neil Shafran
                                 Title: Executive Vice President


                            SYNTELLECT INC.


                            By: /s/ Neil Shafran
                               -------------------------------------------------
                                 Name:  Neil Shafran
                                 Title: Director

                                   SCHEDULE I

           Directors and Executive Officers of Enghouse and Syntellect

The following tables set forth the name, present principal occupation or employment of each director and executive officer of Enghouse and Sytnellect. Unless otherwise indicated, (i) the current business address of each person is 80 Tiverton Court, 8th floor, Markham, Ontario, Canada, L3R OG4 and (ii) such person is a citizen of Canada.

Name                Present Principal Occupation or Employment

Stephen J. Sadler*  Mr.  Sadler is  Chairman  and  Chief  Executive  Officer  of
                    Enghouse.  Mr.  Sadler  also  serves  as  Chairman  of Helix
                    Investments and sits on the board of a number of other private and public companies, including Open Text Corporation and Belzberg Technologies.

                    Mr. Sadler is also Chairman and Chief Executive Officer of Syntellect.

Eric Demirian*      Mr. Demirian is Chairman and Chief Executive Officer of CCFL
                    Parklea Capital Inc. CCFL Parklea Capital Inc. is located at
                    200 King Street  West,  Suite  1002,  P.O.  Box 2,  Toronto,
                    Ontario, Canada, M5H 3T4.

Reid M. Drury*      Mr. Drury is a partner in Polar Capital  Corporation.  Polar
                    Capital  Corporation  is  located  at 372 Bay  Street,  21st
                    Floor, Toronto,  Ontario, Canada, M5H 2W9. Mr. Drury also is
                    a  director  of  certain   public  and  private   companies,
                    including Burnstand Inc. and AQT Systems Inc.

John Gibson*        Mr.  Gibson is President of E.E.S.  Financial  Services Ltd.
                    E.E.S.  Financial Services Ltd. is located at 6090 Highway 7
                    East, Markham, Ontario, Canada, L3P 3B. He is also currently a director of the Children's Aid Foundation.

Sheldon Inwentash*  Mr.  Inwentash is Chairman & CEO of Pinetree  Capital  Corp.
                    Pinetree Capital Corp. is located at The Exchange Tower, 130 King Street West, Suite 2810, P.O. Box 47, Toronto, Canada, M5X 1A9. Mr. Inwentash is also Chairman and Chief Executive Officer of GeneVest Inc.

Pierre Lassonde*    Mr.  Lassonde is  President of Newmont  Mining  Corporation.
                    Newmont  Mining  Corporation  is  located  at  1700  Lincoln
                    Street, 28th Floor, Denver, Colorado, 80203.

Neil C. Shafran     Mr. Shafran is Executive Vice President of Enghouse.

                    Mr. Shafran is also a Director of Syntellect.

Douglas Bryson      Mr. Bryson is Vice President,  Finance & Corporate Secretary
                    of Enghouse.

                    Mr. Bryson is also Chief Financial Officer of Syntellect.

Jason D. Meretsky   Mr.  Meretsky  is Vice  President  and  General  Counsel  of
                    Enghouse.

Steve Dodenhoff     Mr. Dodenhoff is President of Syntellect.

Anga Allen          Ms. Allen is Controller of Syntellect.

*Director of Enghouse

                                INDEX TO EXHIBITS


 Exhibit No.   Description

          1.* Agreement and Plan of Merger, dated September 26, 2005, by and among Syntellect Inc., Amelia Acquisition Corporation and Apropos Technology, Inc.

          2.*  Voting  Agreement,   dated  September  26,  2005,  by  and  among
               Syntellect, Patrick Brady, Catherine R. Brady and the Brady Family Limited Partnership.

          3.* Voting Agreement, dated September 26, 2005, by and among Syntellect, ARCH Venture Fund II, L.P., ARCH II Parallel Fund, L.P., ARCH Venture Fund III, L.P. and Valor Capital Management LP.

          * Incorporated herein by reference to the Form 8-K filed by the Issuer on September 27, 2005.